FILE NO 1-10936

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of September, 02



Orbital Engine Corporation Limited

1 Whipple Street
Balcatta, Western Australia, 6021, Australia

ORBITAL
ENGINE CORPORATION LIMITED

A.B.N. 32 009 344 058
1 Whipple Street, Balcatta, 6021
Western Australia
Ph +61 8 9441 2311
Fax: +61 8 9441 2111
Website: www.orbeng.com

20 September 2002

Dear Shareholder,

I have pleasure in enclosing a copy of our 2002 Concise Financial Report together with the Notice of Meeting for this year's Annual General Meeting of the Company which is to be held at 10.00am (WST) on Thursday, 24 October 2002 in the Thomas Hardwick Room, Old Swan Brewery, 173 Mounts Bay Road, Crawley, Western Australia.

If you are able to attend the meeting, I would ask that you bring this letter with you to the meeting. The bar code printed on the letter will help with identification and ensure fast registration when you arrive.

Persons attending as representatives of corporate and institutional shareholders will be required to produce appropriate evidence of authority to so act. For this purpose an appointment of corporate representative form is provided overleaf.

If you are unable to attend the meeting you are encouraged to appoint a proxy. A proxy form is attached. If you appoint a person(s) to attend and vote on your behalf as your proxy please ensure they bring this letter to the meeting.

Please use the enclosed reply paid envelope to send us your proxy form. Shareholders may also fax the proxy form to our share registry on (08) 9323 2033. To be effective, we must receive your completed proxy form no later than 10.00am (WST) on Tuesday, 22 October 2002.

Yours sincerely

Ross. Kelly.

ROSS W KELLY
Chairman

# APPOINTMENT OF CORPORATE REPRESENTATIVE

Certificate Pursuant to Section 250D of the Corporations Act 2001

______________________________________________________________

*(Insert name of member company)*

hereby certifies that it has appointed

______________________________________________________________

*(Insert name of appointee)*

to act as its representative at:

- the Annual General Meeting of Orbital Engine Corporation Limited to be held on 24 October 2002.

OR

- all general meetings of members of Orbital Engine Corporation Limited until further notice.

Affix common seal here If required

*(Please delete one of the alternatives)*

Dated this ________ day of ____________________ 2002.

The Common Seal of ______________________________________________
*(Insert name of member company)*

was hereto affixed in accordance with its Constitution (if any) and any Replaceable Rules that apply, in the presence of:

| | | | | |
|---|---|---|---|---|
| ____________________ | OR | ____________________ | & | ____________________ |
| Sole Director &<br>Sole Company Secretary | | Director | | Director/Secretary |

This authority may be sent to the Company and/or the share registry, Computershare Investor Services Pty Ltd (GPO Box D182, Perth, Western Australia, 6840) in advance of the meeting or handed in at the meeting when registering as a company representative. In either case the authority will be retained by the Company.

A.B.N. 32 009 344 058
1 Whipple Street, Balcatta, 6021
Western Australia
Ph +61 8 9441 2311
Fax: +61 8 9441 2111
Website: www.orbeng.com

ORBITAL
ENGINE CORPORATION LIMITED

# NOTICE OF MEETING OF SHAREHOLDERS

**For the year ended 30 June 2002**

Notice is hereby given that the 14th Annual General Meeting of Orbital Engine Corporation Limited ABN 32 009 344 058 will be held in the Thomas Hardwick Room, Old Swan Brewery, 173 Mounts Bay Road, Crawley, Western Australia on Thursday 24 October 2002 at 10.00am (WST).

*The Explanatory Notes and Proxy Form accompanying this Notice of Meeting are hereby incorporated in and comprise part of this Notice of Meeting.*

## ORDINARY BUSINESS

1. **Financial Report and Reports of the Directors and the Auditors**

   To receive the Financial Statements for the year ended 30 June 2002 and the Reports of the Directors and the Auditors for the year ended 30 June 2002.

2. **Election and Re-election of Directors**

2(a) Mr R W Kelly retires by rotation in accordance with Article 11.3 of the Company's Constitution and, being eligible, offers himself for re-election.

2(b) Mr J R Marshall retires by rotation in accordance with Article 11.3 of the Company's Constitution and, being eligible, offers himself for re-election.

2(c) The Hon. A S Peacock AC. was appointed a Non-Executive Director on 20 December 2001. In accordance with Article 11.5 of the Company's Constitution, Mr Peacock holds office until this meeting and, being eligible, offers himself for election.

2(d) Mr P C Cook was appointed Managing Director on 13 February 2002. In accordance with Article 11.5 of the Company's Constitution, Mr Cook holds office until this meeting and, being eligible, offers himself for election.

Information about the candidates is set out in the Directors' Report in the Company's 2002 Concise Financial Report.

3. **Executive Director's Participation in Company Share Plans**

   To consider, and if thought fit, pass the following Resolution:

   "That the participation in the Employee Share Plan and the Executive Long Term Share Plan of Mr P C Cook (being an Executive Director of the Company) in the manner set out in the Explanatory Notes accompanying the Notice of Meeting be approved."

   Refer to accompanying Explanatory Notes and Voting Exclusion Statement.

4. **Other Business**

   To transact any other business which may be lawfully brought forward.

By Order of the Board

K A HALLIWELL

NOTES

**(i) Voting Exclusion Statement**

Item 3
Any votes cast by an Executive Director of the Company, or any associates of such Executive Director of the Company, on the resolution in Item 3 will be disregarded in determining the result of that resolution.

However, the Company need not disregard a vote cast on the resolution in Item 3 if:
(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

**(ii) Proxy**

A member of the Company entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote instead of that member.

A proxy need not be a member of the Company.

If a member appoints two proxies, such appointment shall be of no effect unless each proxy is appointed to represent a specific proportion of the member's voting rights.

**(iii) Entitlement to Vote**

For the purpose of the meeting the Directors have determined that shares in the Company will be taken to be held by the registered holders of those shares at 10.00pm on Tuesday, 22 October 2002. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

# EXPLANATORY NOTES TO THE NOTICE OF MEETING OF SHAREHOLDERS
## For the year ended 30 June 2002

**NOTES ON RESOLUTION 3 - EXECUTIVE DIRECTOR'S PARTICIPATION IN COMPANY SHARE PLANS**
The ASX Listing Rules require that participation of Directors and their associates in employee share plans receive prior shareholder approval by Resolution. Subject to shareholder approval, the Directors propose to make the following offers of shares to Mr P C Cook (the Executive Director) under the Employee Share Plan and the Executive Long Term Share Plan.

**Employee Share Plan**

Under the Plan, the Executive Director will (together with all other eligible employees) be offered shares in the Company to the value of $1,000. The number of shares to be allocated to eligible employees, including the Executive Director, will be determined by dividing $1,000 by the weighted average market price of Orbital's shares sold on the ASX during the period of five (5) business days up to and including the day on which the shares are allocated. Where the number of shares determined under this formula is not a whole number, the number shall be rounded down to the nearest whole number.

Shares issued to all participants (including tbe Executive Director) under the Employee Share Plan may not be sold or transferred before the earlier of three years after their issue and the time when the participant ceases to be an employee of the Company.

If approved, the Employee Share Plan shares will be issued to the Executive Director, at no cost, within one month of the date of the Annual General meeting.

Since 25 October 2001, when shareholders approved the participation of Executive Directors in the Employee Share Plan, Messrs K C Schlunke, K N Johnsen and J W Beech were each allotted 1,759 ordinary fully paid shares in the Company, at no cost, at an issue price of $0.568 per share, in accordance with that approval.

**Executive Long Term Share Plan**

The Executive Long Term Share Plan facilitates the introduction of a performance related offer of shares to eligible executives of the Company, including the Executive Director. In contrast to other forms of performance incentive, this Plan is designed to align executive reward with shareholder interests.

Shares offered under the Plan will only be granted if the terms and conditions detailed below are satisfied. If granted, the shares will be issued at no cost to the Executive Director, but will be held by a Trustee on behalf of the Executive Director and be subject to restrictions.

"Performance Conditions", based on the relative ranking of the Total Shareholder Return ("TSR") of the Company to a group of selected peers, will apply to determine the number of shares (if any) to be granted to the Executive Director.

TSR is the percentage increase in a company's share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company's TSR will be compared will comprise 100 companies, other than resources companies, within the S&P 300 Accumulation Index with a similar market capitalisation to the Company. The comparison will be made over a 3 year "Performance Period" commencing on September 1, 2002 and ending on August 31, 2005.

The Company's TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive Director.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

| Company Performance (TSR Percentile Ranking) | % of Shares offered granted to Executive |
|---|---|
| Up to the 50th percentile | 0% |
| At the 50th percentile | 50% |
| 75th percentile or above | 100% |
| At or above the 90th percentile | 125% |

Shares that have not been granted at the end of the Performance Period will lapse.
Shares in the Company granted under the Plan will be subject to the following disposal restrictions:

The Trustee will not be entitled to sell or transfer a share granted to the Executive Director before the earlier of:

- 10 years after acquisition;
- cessation of the Executive Director's employment with the Group; or
- the date on which the Board approves such dealing following a request from the Executive Director.

The Board will not provide consent for dealing in shares subject to the restrictions outlined above in respect of the following portions of shares granted under the Plan, until after the end of a period of twelve (12) months after the shares were granted.

- Twenty percent (20%) of the shares granted where fifty percent (50%) of the shares initially offered were granted under the Performance Conditions, or
- Thirty percent (30%) of the shares granted where seventy five percent (75%) of the shares initially offered were granted under the Performance Conditions, or
- Forty percent (40%) of the shares granted where one hundred percent (100%) of the shares initially offered were granted under the Performance Conditions, or
- Fifty percent (50%) of the shares granted where one hundred and twenty five percent (125%) of the shares initially offered were granted under the Performance Conditions.

Shares in the Company granted under the Plan will be subject to the following forfeiture condition:
Where the Executive Director is dismissed for breach of his employment contract or has committed any act of fraud, defalcation or gross misconduct in relation to the affairs of the Group, the shares acquired under the Plan, or any rights in relation to such shares, will be forfeited.

On cessation of employment, all shares that have been offered but not granted will lapse unless the Board decides that there is a Qualifying Reason to make some or all of the shares available.

Qualifying Reasons are death, disability, ill health or redundancy. Where the Executive Director ceases employment because of a Qualifying Reason, the Board will decide the number of Shares to be granted (if any), and whether, and to what extent, the Performance Conditions apply.

All shares granted and subject to restriction (see above) prior to the date of cessation of employment must be released on the date of cessation.

It is proposed that Mr Cook be offered a maximum of 200,000 shares under the terms of the Executive Long Term Share Plan immediately on this resolution being passed.

The maximum number of shares that may be issued to the Executive Director under the Executive Long Term Share Plan will be 250,000 shares if the Company's TSR performance over the Performance Period places it at or above the 90th percentile in its peer group. Should the Executive Director be granted shares under the Plan, they will be issued at the prevailing market price at the time of issue, at no cost to the Executive Director, no later than 23 October 2005.

Details of any shares issued under the employee incentive scheme will be published in each annual report of the Company relating to a period in which the shares have been issued and will note that approval for the issue of those shares was obtained under ASX Listing Rule 10.14. Any additional persons who become entitled to participate in the Plan after the Resolution was approved and who are not named in this notice of meeting will not participate until approval is obtained under ASX Listing Rule 10.14. Since 25 October 2001, when shareholders approved the participation of Executive Directors in the Plan, Mr K C Schlunke was granted 100,000 fully paid ordinary shares, at no cost, at an issue price of $0.3092 per share.

The ASX Listing Rules require that any vote cast on the Resolution in Item 3 by the Executive Director and any associate of the Executive Director (other than in respect of proxies given by other members of the Company which contain clear instructions as to how such votes are to be exercised) shall be disregarded in determining the result of the Resolution.

The Executive Director has not previously participated in any share or option plans of the Company.
The Non-Executive Directors recommend that you vote in favour of this Resolution.

ORBITAL
ENGINE CORPORATION LIMITED

A.B.N. 32 009 344 058
1 Whipple Street, Balcatta, 6021
Western Australia
Ph +61 8 9441 2311
Fax: +61 8 9441 2111
Website: www.orbeng.com

20 September 2002

Dear Shareholder

This year the Eastern States shareholder meeting, following the Company's Annual General Meeting in Perth on 24 October 2002, has been scheduled for the following venue in Sydney:

| | |
|---|---|
| **Date:** | Wednesday October 30, 2002 |
| **Time:** | 9.30am |
| **Venue:** | The Grace Hotel<br>77 York Street<br>Sydney NSW 2000 |

Orbital encourages all Eastern States shareholders to attend this informative meeting, where you will have the opportunity to meet with some of the directors and executives to discuss the Company's progress.

Should you have any queries regarding this event please do not hesitate to contact Sarah Emmerson on (08) 9441 2120 or e-mail on semmerson@orbeng.com.

We look forward to your attendance and to your continued shareholder support.

Yours sincerely

KEITH HALLIWELL
Company Secretary

ORBITAL
ENGINE CORPORATION LIMITED

## 1. PROXY FORM

Being a shareholder of Orbital Engine Corporation Limited appoints:

## 2. PROXY DETAILS

Insert here the name and address of the person(s) you wish to appoint as proxy to vote on your behalf at the Annual General Meeting of the Company to be held on 24 October 2002 and at any adjournment thereof.
OR If you wish to appoint the Chairman of the meeting to act as your proxy leave the name and address spaces blank.

**A Complete this Section (A) if you wish to appoint a Proxy**

Name ______________________________

Address ______________________________

**B Complete this Section (B) if you wish to appoint two Proxies and state the percentage or number of votes**

Name ______________________________

Address ______________________________ to exercise _____% or ______ of my voting rights

Name ______________________________

Address ______________________________ to exercise _____% or ______ of my voting rights

## 3. PROXY'S VOTING INSTRUCTIONS (OPTIONAL)

If you do not wish to direct your proxy how to vote, please place a mark in the box. By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. ☐

| ORDINARY BUSINESS | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| **Item 2:** To elect and re-elect Directors: | | | |
| (a) Mr R W Kelly | ☐ | ☐ | ☐ |
| (b) Mr J R Marshall | ☐ | ☐ | ☐ |
| (c) The Hon. A S Peacock AC. | ☐ | ☐ | ☐ |
| (d) Mr P C Cook | ☐ | ☐ | ☐ |
| **Item 3:** Executive Director's participation in the Company's Share Plans | ☐ | ☐ | ☐ |

## 4. ALL SHAREHOLDER(S) MUST SIGN HERE

This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Signature(s):

| Shareholder 1 | | Shareholder 2 | | Shareholder 3 |
|---|---|---|---|---|
| Sole Director & Sole Company Secretary | OR | Director | & | Director/Secretary |

Affix common seal here if required

Contact Name: Contact Daytime Telephone: Date / /2002

## 1. Your Name and Address

Please check your address and correct as necessary. Shareholders sponsored by a broker should advise their broker of any changes.

## 2. Appointment of a Proxy

A member of the Company who is entitled to vote is entitled to appoint not more than two proxies to attend and vote instead of that member.

A proxy need not be a member of the Company.

If a member appoints two proxies, unless each proxy is appointed to represent a specific percentage or number of the member's voting rights, each proxy may exercise half the member's votes.

If you leave the name and address spaces blank the Chairman of the Meeting will be your proxy and vote and act on your behalf.

## 3. Proxy's Voting Instructions

If you wish to instruct your proxy how to vote on any resolution please indicate the manner in which your proxy is to vote by placing a mark in the appropriate box.

Unless otherwise instructed your proxy may vote as he/she thinks fit or abstain from voting. If you mark the abstain box for a particular item you are directing your proxy not to vote on that item.

The Chairman of the meeting intends to vote undirected proxies in favour of each of the resolutions stated on the Notice.

Any votes cast by the Managing Director of the Company, or any associates of the Managing Director of the Company, on the Resolution in Item 3 will be disregarded in determining the result of that Resolution.

However, the Company need not disregard a vote cast on the Resolution in Item 3 if: (i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or (ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

## 4. Authorised Signature(s)

If there are joint shareholders, this proxy must be signed by each of the joint shareholders personally or by their respective attorneys.

Any person acting as an Attorney must, unless previously noted, provide Orbital Engine Corporation Limited with the original or a certified copy of the relevant authority.

A company must execute this document in accordance with its constitution (if any) and any replaceable rules that apply. Directors and officers must sign in their capacity, as provided above.

## 5. Deadline for Receipts of Proxies

Completed proxies must be received by the Company Secretary not later than 10.00am (WST) on Tuesday, 22 October 2002.

Documents may be lodged using the accompanying reply paid envelope or at the registered office of the Company, 1 Whipple Street, Balcatta, Western Australia, 6021.

Completed proxies may also be faxed to the share registry on + 61 8 9323 2033.

Where applicable, the original or a notarially certified copy of the power of attorney or other authority under which the proxy is signed, must be enclosed with the proxy.





# CONCISE FINANCIAL REPORT 2002



ORBITAL
ENGINE CORPORATION LIMITED



Concise Report Orbital Engine Corporation Limited ABN 32 009 344 058 and its Controlled Entities

## Year's Highlights

- Piaggio launched two 50cc scooters, fitted with OCP technology, under the Pure Jet brand
- Peugeot Motocycles launched two 50cc scooters, fitted with OCP technology, under the TSDI brand
- Five new products introduced in Marine and Recreation by Mercury Marine, Bombardier-Rotax and Tohatsu
- General Motors showcased OCP on their innovative XV8 engine at the Frankfurt Motor Show
- Kymco and Sanyang previewed two-stroke and four-stroke product at the Milan Motor Show
- Orbital received prestigious US Environmental Protection Agency (EPA) Clean Air Excellence Award

## Contents



## Corporate Profile

Orbital Engine Corporation Limited is a leading international developer of engine technologies - using air-assisted gasoline direct injection (DI), lean burn combustion and electronic control systems - designed to improve the performance of internal combustion engines.

This technology has achieved a combination of fuel economy improvements and emissions reductions unmatched by any other currently available gasoline DI system.

Orbital technology has been commercialised in the motorcycle, marine and recreational markets. Our goal is to broaden its application in these and other markets, especially the global automotive market.

Orbital's strategy is to actively participate in the commercialisation process to reduce risks and advance the rate of adoption of our technology.

As part of this strategy, we have formed joint ventures and strategic alliances with established industrial groups including Siemens Automotive, Delphi Automotive Systems, Johnson Matthey and Lotus Engineering.

The Orbital group earns income from multiple sources:

- The sale of fuel systems and components
- Consulting and engineering services fees
- Licensing fees and royalties paid by manufacturers who acquire rights to Orbital's intellectual property

Orbital has granted licence rights to the following customers:

- Ford Motor Company
- General Motors Corporation
- Fiat Auto Company
- Brunswick Corporation (parent of Mercury Marine)
- Tohatsu Corporation
- Bombardier-Rotax
- Piaggio
- Kymco
- Synerject (joint venture with Siemens-VDO)
- PT Texmaco Perkasa Engineering
- Aprilia World Service
- Delphi Automotive Systems
- Peugeot Motocycles

'eugeot Motocycles' .ooxor 50cc TSDI cooter

The financial statements and other specific disclosures have been derived from Orbital Engine Corporation Limited and its Controlled Entities ("consolidated entity") full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report.

The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

# Chairman's and CEO's Report

The 2002 financial year proved difficult for Orbital with the Company experiencing a general tightening in all of its markets.

In response to this, a number of significant cost reduction measures were implemented resulting in a first half operating loss (before a provision for Texmaco) of $14.4 million and a reduced operating loss of $6.0 million in the second half.

During the year Orbital also adopted a more focused approach to its marketing, with greater emphasis being placed on key account management and the achievement of specific milestones. Additionally, Delphi, our key supplier / licensee to the automotive market, has been actively supported in their initiatives in this sector.

Greater attention is also being devoted to generating "fee for service" engineering work from all business sectors.

As a result of these initiatives, Orbital expects to achieve operating cash neutrality for the 2003 financial year.

**Review of Operations**

The Marine and Recreation sector experienced a significant slow down in demand following the events of September 11th. Despite this, long standing licensee Bombardier extended its range of Orbital equipped products with the launch of its Sea-Doo LRV™ DI watercraft and the X20™ and Challenger 2000™ jet boats.

Mercury Marine expanded its range of OptiMax™ outboard models to seven with the release of the OptiMax 250XS Performance™ outboard, and Tohatsu added two further models (40hp and 70hp) bringing its total line up to four.

Two of Europe's largest motor scooter manufacturers, Piaggio and Peugeot Motocycles, incorporated Orbital's technology on their motor scooters for the first time. Piaggio, maker of the famous Vespa brand and Europe's largest scooter manufacturer, released two OCP models as did Peugeot, utilising its Two Stroke Direct Injection (TSDI) engine. Given Aprilia's launch last year of their two models, three of the four biggest European scooter manufacturers, with confirmed sales equivalent to 75% of the total European market, now offer OCP equipped scooters.

previewed new products at the Motor Show held in Milan during September 2001.

Kymco product showings included a two-stroke OCP equipped scooter and also a four-stroke port injected scooter utilising Synerject's Engine Management System products.

Sanyang's offering, a new four-stroke model, also uses Synerject's Engine Management System which provides lower emissions and better fuel economy than comparable four- stroke carburetted engines.

On the licensing front, Orbital obtained licensing income from five of its customers, the most significant of these being Delphi. Under their licence agreement Delphi are enabled to manufacture and sell Orbital's air assisted direct fuel injection technology to the automotive industry as part of their total package of Engine Management Systems and components.

Delphi, in conjunction with Orbital, is currently promoting OCP technology to its key customers as well as more generally to the automotive industry, globally. As further evidence of their commitment, an Orbital equipped vehicle incorporating Delphi's Engine Management System is currently under construction, for use as an evaluation vehicle by potential customers.

At the Frankfurt Motor Show in September 2001, Opel (a General Motors subsidiary) highlighted an automotive application of OCP technology when it showcased a concept engine incorporating Orbital's direct injection technology.

As a result of these initiatives, Orbital expects to achieve operating cash neutrality for the 2003 financial year.



*General Motors' XV8 engine showcasing Orbital's air-assisted DI technology*

At the beginning of 2002, Mr Peter Cook was appointed Chief Executive Officer and Managing Director.

Synerject, Orbital's manufacturing joint venture with Siemens-VDO, improved its operating performance and during the second half of the year achieved a monthly break-even level of trading. The previously announced intention of Siemens-VDO to reduce its 50% ownership of Synerject has not yet eventuated. During the year, both Orbital and Siemens-VDO continued to explore possible options for the restructure of Synerject's ownership, including the introduction of additional equity participants. Synerject's improved trading position has meant that additional investment is no longer a priority, although some restructure may still occur.

### Awards

In March 2002, Orbital received the US Environmental Protection Agency (EPA) Clean Air Excellence Award. The award honours outstanding innovative efforts which contribute to progress in achieving cleaner air, and is intended to recognise organizations that are pioneers in fields which improve the environment.

In presenting the award, EPA Administrator Christie Whitman stated "It is a great honour to congratulate these trend-setting businesses, municipalities and civic organisations that are demonstrating valuable leadership in protecting air quality in the United States. To achieve our goals, EPA has sought to engage the imagination of everyone who cares about clean air and tonight's winners have answered that call. These awards make it clear that they have done so with the kind of creativity and innovation that we need to be successful".

We are indebted to one of our US shareholders, Pierre Handl, for nominating Orbital for this prestigious award.



*Combustion system of a Tohatsu TLDI outboard engine*

In the third annual Clean Snowmobile Challenge, sponsored by the Society of Automotive Engineers, students at Colorado State University entered a snowmobile incorporating OCP technology. Their entry finished first in the lowest emissions category and third overall, in a field of fourteen contestants.

Mercury Marine continued its strong performance in the endurance powerboat race "24 Heures de Rouen" held in France in April 2002. Mercury OptiMax™ 200 XS outboards demonstrated their fuel efficiency, finishing first and second in Class S2000 and second and fourth place overall, ahead of larger horsepower, custom race engines.

### Reorganisation

During the year significant changes occurred within the organisation.

After many years of significant input to the Board, Executive Directors Mr Ken Johnsen and Mr John Beech resigned as Directors. Both continue to provide valuable input in their roles as Senior Managers within the Company. During December 2001 the Honourable Andrew Peacock, AC joined the Board as a Non-Executive Director. Mr Peacock, after a distinguished political career (much of which was as a senior minister), served as Australian Ambassador to the United States for the period 1997 to 2000 inclusive.

At the beginning of 2002, Mr Peter Cook was appointed Chief Executive Officer and Managing Director.

In May 2002, long serving Directors Mr Robin Forbes, Mr Alan Castleman and Mr Kim Schlunke stood down from the Board. All made outstanding contributions to the Company over many years.

In particular, Mr Kim Schlunke is to be thanked for his contribution as Chief Executive Officer for almost 10 years and for his technical leadership over almost 25 years.

As previously indicated, a number of members of the Company's staff were made redundant. We wish to thank sincerely all employees who were affected, for their dedication, commitment and contributions to the Company.

### Financial Results

The key features of Orbital's financial results can be summarised as follows: -

- Loss after taxation of $26.8 million for the year, which includes a $6.4 million provision for the investment in Indonesian licensee Texmaco,

- Operating loss in the 2nd half of $6.0 million compared to $14.4 million (before Texmaco provision) in the 1st half year.
- Restructuring costs, including redundancy expenses, of $5.4 million during the year. $3.5 million of these costs were incurred in the 2nd half year.
- Improved cashflow in the 2nd half year, notwithstanding the settlement of employee entitlements resulting from restructuring.
- Greatly reduced Synerject loss for the year, particularly the 2nd half. Synerject has operated at a break-even level and has been cash flow positive for the last quarter of the financial year.
- An overall 13.7% decline in revenue (excluding interest). $2.2 million is from the Marine sector, reflecting the difficult retail environment in that market, and $3.7 million from a reduction in Synerject outsourcing demands.

Total revenue declined to $52 million. The three main ·evenue streams were all affected by depressed market :onditions, despite continued introduction of new ›roducts. In May and June 2002, Piaggio and 'eugeot Motocycles each launched Orbital's direct ıjection technology on two models of their scooters. )rbital now has the Orbital Combustion Process on 24 ifferent products in the market, with six manufacturers, ompared to 15 products with five manufacturers at 30 ıne 2001.

'verhead expenses were down by 18% to $25.4 illion, due primarily to cost cutting initiatives :roduced in May 2001 and January 2002. Our cent business review will promote a further $4.0 llion of cost reductions per annum. The cost of plementing these changes include redundancy costs, ovision for surplus lease space, and consequential te-off of fixed assets, and have been accounted for 'ull in these results.

: Texmaco provision stemmed from a review of all ı-current assets. Texmaco is a substantial ıufacturing business and has a continuing ımitment for the production of OCP™ two-stroke ines. However, it has been adversely affected by nomic and political trends in Indonesia and Orbital siders it prudent to make full provision for its stment in this company.

:rject, owned 50:50 by Orbital and Siemens-VDO, duced major operational and structural changes ıg the last 12 months, including price increases cost reductions. As a result, Orbital's share of

benefit from increased motorcycle volumes as Piaggio and Peugeot Motocycles launched products in the 2nd half year. During this period Synerject needed no cash support from its parents. Synerject now has a cost structure which is appropriate for its business requirements and we are confident that, as volumes increase, Synerject will be profitable and cash flow positive.

Cash at the end of the year is $13.7 million. Cash outflow during the year of $17.9 million, was partly of an operating and restructuring nature and partly investment in Synerject. EBITDA in the second half was a $2.9 million loss compared to an $18.5 million loss in the first half. The next financial year should see further reductions in cash overheads of between $4 million and $6 million, with a consequent improvement in EBITDA and cash flow.

Synerject has operated at a break-even level and has been cash flow positive for the last quarter of the financial year.



PRODUCT DEVELOPMENT AND COMMERCIALISATION CYCLE
Business Unit
Marine
Motorcycle
Automotive
Each block represents a current programme with an Orbital customer
Basic Research Proof of Concept
Prototype Development Feasibility Assessment Production Proofing
Market Introduction & Mature Production


### Outlook

Orbital's technology continues to demonstrate its ability to provide better fuel economy and lower emissions than its competitors. Despite this the Company continues to face challenges and expects difficult trading conditions to continue. OEM's are likely to defer investment decisions where possible, until there is confirmed evidence of improved consumer confidence and a more favourable investment environment.

The adoption of our technology, as in the past, continues to be driven, in part, by the willingness of governments to address the major issues of greenhouse gas emissions and the exhaust gas pollutants generated by the transport sector.

We are confident we possess the technical answers, provided our governments possess the political will.

# and Recreation

Orbital's three production customers, Mercury Marine, Bombardier and Tohatsu, all expanded their product ranges in the 2002 financial year despite challenging market conditions.

**Mercury Marine**

Mercury Marine continued the expansion of their OptiMax™ range, utilising OCP technology, with the addition of the 250XS performance outboard. This high horsepower outboard joins the 200XS in Mercury Racing's product lineup and brings the total number of OptiMax™ models to seven. Mercury Racing cites the 250XS as a "high horsepower dynamo" which "demonstrates the extended operating range and durability of Mercury's two-cycle direct fuel injection, low-emissions technology".

Along with all of Mercury's OptiMax™ outboards, the 250XS outboard uses Orbital's electronic oil pump, delivering precise amounts of oil where and when it is needed. Orbital also supplies a single-[illegible] electronic oil pump for Mercury's electronic fuel [illegible]cted V6 outboards.

Mercury Marine continued their winning record at [illegible] annual French "24 Heures de Rouen" endurance powerboat race where boats run non-stop, with the exception of fuel stops and driver exchanges, for 24 hours. Mercury outboards have powered more first-place finishers at Rouen than any other engine builder and first debuted low-emissions technology at the 1997 Rouen race with a 200hp OptiMax™ outboard.

In April 2002, Mercury OptiMax™ 200hp outboards finished first and second in Class 2 (up to 200hp) and second and fourth place overall. The fuel efficiency and high reliability of the OptiMax™ outboards with consequently fewer pit stops enabled them to cross the finish line ahead of significantly larger horsepower race engines.

**Bombardier**

Bombardier also expanded their OCP powered line-up in 2002 with the introduction of the four-seater Sea-Doo LRV™ DI watercraft and the X20 wakeboard jet boat. Joining the Challenger 2000, the Utopia 185 and the Utopia 205, the X20 jet boat combines high performance with low emissions and low fuel consumption. The LRV™ DI model is the third OCP equipped personal watercraft launched by Bombardier since production



commenced in 2000 with the Sea-Doo® GTX DI and Sea-Doo® RX DI.

The Sea-Doo® GTX DI personal watercraft continued to draw industry commendation. Watercraft World® magazine's May issue contained results of their 2002 Elite Three-Seater Shootout, with the Sea-Doo® GTX DI (along with the Sea-Doo GTX) named "Best in Class" for 2002. In August 2001, Personal Watercraft Illustrated also named the Sea-Doo® RX DI as winner of their 2001 Enviro-Musclecraft Shootout.

Bombardier states that the fuel efficiency of their 2002 GTX DI watercraft has improved 23% for 2002 engines versus 2001 engines and the recommended fuel level has been reduced from 91 to 87 octane, resulting in further cost savings for the end user.

### Tohatsu

Tohatsu has continued to expand its TLDI™ 3-cylinder outboard range in 2002 with the introduction of 40hp and 70hp models, bringing the total line-up to four. These models, together with the 50hp and 90hp TLDI™ outboards are also marketed and sold under the Nissan brand name.

### Future Direction

One of the key challenges faced by manufacturers in the marine and recreation market today is the development and delivery of low emissions products at a competitive price. This is particularly true at the entry-level end of the market where products are particularly price sensitive.

One of the advantages of Orbital's direct injection technology is the ability to apply the core technology and key components across multiple markets and multiple products. For example, components used today on motorcycle and scooter products can be successfully applied to marine and recreation products.

The OCP system is in volume production today on small capacity, very low cost motorcycles and meeting the stringent Euro 1 and Euro 2 emissions standards without the addition of a catalyst. Application of production motorcycle/scooter components will provide the marine and recreation manufacturer with a system based on proven technology and using components already in the market place.

The marine and motorcycle OCP DI systems in production today use the same high volume regulators, air regulators and sensors), which are sourced from Siemens-VDO via Synerject, the Orbital and Siemens-VDO joint venture.

For marine and recreation products that are extremely weight sensitive (such as snowmobiles) the low-weight scooter components also provide additional benefits. Coupled with the improved fuel economy of Orbital's direct injection system, there is also further potential for significantly reducing the overall vehicle weight by reducing the size and weight of the fuel tank while maintaining the same range.

Low gasoline prices and interest rates, increasing US consumer confidence and manufacturer's specials saw sales up at early 2002 boat shows.

### Market Outlook


PRODUCT DEVELOPMENT AND
COMMERCIALISATION CYCLE
Marine & Recreation
2000
2001
2002
Each block represents a current programme with an Orbital customer
Basic Research
Proof of Concept
Prototype Development
Feasibility Assessment
Production Proofing
Market Introduction
& Mature Production

The past eighteen months has been a challenging period in the North American marine and recreation industry as the market reacted to a slowing United States and global economy, which was compounded by the tragic events of September 11th. Calendar year 2001 ended with marine sales lower than the prior year however there have been some encouraging signs since.

Low gasoline prices and interest rates, increasing US consumer confidence and manufacturer's specials saw sales up at early 2002 boat shows. More recent industry surveys indicate both sales growth and inventory reductions across North American boat dealers for the six-month period to June 30th. Industry sources remain cautiously optimistic, in some cases recognising the final result for 2002 is somewhat dependent on the overall performance of the economy, and it may be 2003 before any significant or sustained improvement is apparent.

However, with EPA marine emissions levels again reducing in 2003, a significant reduction in the CARB (California) emissions levels in 2004, and the announcement of off-road emissions controls starting in 2006, emissions-reduced products, such as those incorporating OCP DI, will benefit through increased

# Motorcycle

Scooter manufacturers, Piaggio and Peugeot, successfully released a total of four new direct injected models equipped with OCP technology.

Orbital's Motorcycle business continued to make sound progress with the roll-out of OCP technology in Europe during the 2002 financial year.

Scooter manufacturers, Piaggio and Peugeot, successfully released a total of four new direct injected models equipped with OCP technology. They join Aprilia who launched their first OCP product in May 2000. Initial reaction from consumers has been favourable towards these new direct injected scooters.

Business development activities were expanded significantly throughout the year to foster new opportunities flowing from the progressive introduction of tighter emissions standards in Asia from 2004.

**Piaggio**

Piaggio, the largest producer of two-wheeled vehicles in Europe, released two new products fitted with OCP technology. The Gilera Runner 50cc Pure Jet and Piaggio NRG 50cc Pure Jet are fitted with a high performance water-cooled direct injected engine producing 7.6hp whilst delivering an economical fuel consumption of 1.9l/100km. At the same time, these scooters comply with the stringent Euro 2 emissions standards. Piaggio have developed the "Pure Jet" brand name to market their products fitted with Orbital's OCP technology.

*Piaggio promoting their new NRG Pure Jet scooter*



PURE Jet
nrg


**Peugeot**

Peugeot Motocycles released the Elystar 50cc TSDI and Looxor 50cc TSDI scooters in May. Peugeot are recognised as innovative leaders in two-wheeled vehicle production and, coupled with their initial introduction of air-assisted direct injection, introduced an integrated braking system on these models.

**Aprilia**

Production of Aprilia's DITECH™ SR50 and Scarabeo continued. Over the past 12 months, Aprilia implemented a new global sales strategy which resulted in DITECH SR50 scooter sales in several new countries including Australia.

**Sundiro**

With Honda forming a 50:50 joint venture with Sundiro in December 2000, there has been a diversion of Sundiro's engineering resources towards localising Honda's products and a subsequent realignment of their product strategy. The subsequent resetting of priorities resulted in Sundiro discontinuing production of their proposed HI-JETER 50cc DI bike.

**Diagnostic Tools**

Sales of Orbital's Pocket-Dash diagnostic tool increased, largely on the back of Aprilia's export market efforts and the release of Peugeot Motocycles' new direct injection and port injection scooters.

## FUTURE DIRECTION

**New Programs**

Several customers are working towards the release of new products incorporating OCP technology for introduction to the market from 2003 onwards.

During the year, two new OCP technology evaluation programs were secured with Asian motorcycle producers. In addition, other prospective manufacturers have purchased Aprilia DITECH scooters to assess the feasibility of OCP technology that more OCP evaluation contracts will be concluded throughout the coming financial year.

**Business Development**

Orbital's business development efforts in the motorcycle area are divided between growing OCP technology market share for European applications and pursuing new business in Asia.

Orbital continued to work proactively with its European customers and Synerject to assist with the launch of new customer models and to win new business. Activities included marketing OCP technology for use on higher engine capacity platforms and increasing the penetration of that technology on air-cooled 50cc applications.

In Asia, business development activities focused on countries such as Taiwan and India where it is expected that the forthcoming emissions standards will be implemented and where there is an interest in extending the life of existing investment in two-stroke engine production lines.

Arrangements were put in place with the Siemens China Automotive group to assist Orbital and ynerject with the marketing and promotion of their irect and port injection products in China.

hroughout the year, the range of products offered to otorcycle customers was expanded to include OCP rect injection four-stroke products developed by rbital's Automotive group and high value EMS gineering consultancy services.

CP direct injection for four-stroke technology has potential to deliver fuel economy improvements of und 13% over existing four-stroke carburetted jines whilst complying with increasingly stringent ission standards. Initial interest in this product has n strong, particularly with manufacturers who y high market share in developing countries with gasoline prices.

ital continues to offer engineering services to both onal motorcycle manufacturers and Tier 1 ponent suppliers to assist them in establishing component supply infrastructure for Orbital's ology in major Asian markets.

**ket Outlook**

-term growth for the use of Orbital technology is rily linked to the European 50cc scooter market. ndar year 2001 this sector accounted for 00 unit sales with OCP technology accounting proximately 7% of this market. Market

environmentally friendly products complying with the Euro 2 emissions standard and a fuel economy better than 2.3l/100km. Scooters fitted with OCP technology are eligible for the full rebate.

The world motorcycle market continued to increase at approximately 5% during the last year with similar growth forecast this year, and an increasing tendency for manufacturers to move towards increased production of four-stroke motorcycles. Emissions legislation is becoming more stringent in most countries where large volumes of two-wheeled vehicles are produced. India and Taiwan, who collectively produce approximately 5 million units per year, are implementing staged emissions requirements from 2004 onwards. Early indications suggest that these new standards in these countries will be enforced rigorously.



PRODUCT DEVELOPMENT AND COMMERCIALISATION CYCLE
Motorcycle
2000
2001
2002
Each block represents a current programme with an Orbital customer
Basic Research Proof of Concept
Prototype Development Feasibility Assessment Production Proofing
Market Introduction & Mature Production


China is still in the process of formally adopting emissions based on the European standards. This market of 11 million units, which represents approximately half the world's motorcycle production, will have limited opportunities for high volume, low emissions products until the proposed 2005 emissions standards are formally adopted and enforced effectively throughout the country.

With the introduction of more stringent emissions standards, the migration of motorcycles from carburettors to fuel injection systems should grow rapidly over the next five years. Based on the proposed emissions levels, there will be a requirement to produce clean two-stroke engines ahead of four-stroke engines due to the inherent pollution problems associated with carburetted two-stroke engines. Currently, OCP technology is the only commercially available direct injection technology for two-stroke engines. In line with the trend of increased four-stroke engine production, Orbital will continue to expand its business development efforts to capture

Several customers are working towards the release of new products incorporating OCP technology for introduction to the market from 2003 onwards.

# \utomotive

·bital's supply
·rtners have
·ther
derscored the
: effectiveness
hese OCP
itions.

During the course of the 2002 financial year, the Company has demonstrated to potential automotive customers its comprehensive set of solutions for fuel consumption improvements and emissions reductions offered by Orbital's Combustion Process (OCP) by its air-assisted direct injection technology. With the continued consolidation of the automotive industry, it is necessary that all fuel improvement technologies offer global application, one of the key features of OCP.

Orbital's supply partners have further underscored the cost effectiveness of these OCP solutions. Synerject, the Company's manufacturing joint venture with Siemens-VDO, has continued to refine and supply low cost air-assisted direct injectors. Delphi Automotive Systems has been offering its customers a very cost competitive total engine management system (EMS) package incorporating OCP. Taking advantage of OCP's emissions control capability, Johnson Matthey, a world leader in advanced materials technology, has continued to develop low cost, low risk catalyst systems for OCP applications.

A number of automotive customers from around the world have continued to work with Orbital and these suppliers; from feasibility assessment to demonstration vehicles to production proofing; all confirming the value of OCP's significant fuel economy gains with low overall emissions from a single technology, at a low total system cost. This was highlighted at the Frankfurt International Motor Show in September 2001 where General Motors showcased OCP on their new and innovative XV8 engine using Delphi's Engine Management System.

Additionally, Orbital has been working with its automotive customers in a range of other applications including:

- Naturally aspirated and turbo/super-charged engines
- Homogeneous and stratified charge combustion
- Low and high sulphur fuels
- Engines that incorporate other advanced technologies such as variable valve timing control
- The potential application of automotive two-stroke in a Russian vehicle
- Fuel cell applications

**Orbital Spray Guided DI enables Global - Strategy including 3-way catalyst solutions**

Since the first application of its air-assisted direct injection (DI) system, Orbital has pioneered the central, spray guided DI approach. An air-assisted DI system has the inherent ability to spray directly onto the spark plug without causing combustion instability or spark plug fouling. This system also produces hydrocarbon (HC) levels that match those of port injected fuel systems. The availability of injected air, and hence oxygen, precisely at the point of ignition as provided by an air-assisted DI system, results in a very high tolerance to exhaust gas re-circulation and hence very low levels of Oxides of Nitrogen (NOx) emissions.

With these low HC and NOx levels, Orbital's air-assisted spray guided DI system has a reduced requirement from the after-treatment system and in particular, a reduced need to use NOx regeneration strategies on the catalysts. This results in a significantly lower cost system and a reduction in the fuel economy penalty associated with NOx regeneration. The result - lower cost and better fuel economy.

There are investment cost implications with central DI systems, over side injected DI systems, usually requiring the OEM to redesign and re-tool the engine cylinder head and certain other components. This incremental investment in cost will only be acceptable to the







manufacturer if the fuel economy and other benefits are seen as sufficient.

Side injected high pressure DI systems (the first generation DI systems) are starting to be seen in the market, but appear to not confer the fuel economy improvements originally hoped for. Furthermore, as emissions standards become even more stringent (Euro 4 and beyond in Europe) the cost of the after-treatment systems required to bring the tail pipe emissions of these first generation systems to below the legislated levels will increase significantly, unless there is a radical improvement in their combustion characteristics.

Cleaner combustion reduces costs by lowering engine emissions, and reducing the burden on the after-treatment system. Central injected spray guided DI systems offer the potential to bring hydrocarbon levels down to those of port fuel injection engines. There is also a need to lower NOx levels as, in turn, this will reduce the reliance on Lean NOx catalysts, which are sensitive to the high sulphur levels found in some of today's fuels.

Using low-sulphur fuel, Orbital has demonstrated a vehicle delivering a 20% fuel economy improvement whilst achieving the stringent Euro 4 emissions levels due to come into force in 2005. The catalysts used, developed in conjunction with Johnson Matthey, were highly effective even under simulated high mileage conditions. Similarly, Orbital has demonstrated a ULEV 2 vehicle (for the USA) providing a 12% fuel economy gain using similarly aged catalysts.

The low NOx emissions capability at the engine, as demonstrated by Orbital, may remove the need for Lean NOx catalysts completely; a particular advantage which allows the engine to tolerate higher sulphur fuels.

Using a sulphur tolerant conventional technology Johnson Matthey 3-Way Catalyst, Orbital has also demonstrated compliance with Euro 4 emissions standards on a vehicle, with a competitive 12% fuel economy improvement at lower cost.

The low engine-out emissions levels from Orbital's air-assisted DI system offers the opportunity for OEMs to have a truly global DI solution that has a very favourable cost/fuel economy balance.

### elphi backs Spray Guided OCP

August 2001 Delphi Automotive Systems and Orbital ntered into a Technical Transfer and Licence greement under which Delphi acquired the rights to anufacture and sell Orbital's air-assisted direct fuel jection technology to licensed OEMs as part of

Delphi have taken an aggressive market entry with Orbital's technology, directed at securing volume production contracts from their existing major automotive customers. Their initiatives include a demonstration vehicle, jointly developed with Orbital, that will be available for customers from late 2002.

The combination of Orbital's advanced lean burn combustion system utilising air-assisted DI and Delphi's EMS technology, will place Orbital and Delphi in a position to supply their customers with lean burn systems capable of meeting stringent US, European, Australian and Asian emissions standards using common EMS architecture and fuel system hardware.



PRODUCT DEVELOPMENT AND COMMERCIALISATION CYCLE
Automotive
2000
2001
2002
Each block represents a current programme with an Orbital customer
Basic Research Proof of Concept
Prototype Development Feasibility Assessment Production Proofing
Market Introduction & Mature Production


"Delphi is positioned to be a leader in lean burn spray guided DI gasoline systems globally," said Guy Hachey, president of Delphi's Energy & Chassis Systems Division. "We expect to introduce the next generation gasoline DI technology in the automotive market worldwide in the shortest possible timeframe, enabling Delphi to offer its customers air-assisted (OCP) DI systems as part of its fuel injection product portfolio."

### Orbital Spray Guided DI delivers for Turbo/ Boosted Engines

The combination of DI with turbo charged, or super charged, engines may offer the greatest potential for efficiency improvement on engines.

Orbital's air-assisted spray guided system has unique benefits on these engines, including its ability to decouple the fuel metering from the direct injection process. When combined with variable fuel metering pressure, there is a significant increase in overall engine operating range. In addition, the central injection spray guided combustion system allows the engine to operate with boosted inlet conditions at higher part-load, offering further reductions in fuel consumption, without increasing emissions.

With assistance from Delphi, Orbital will continue to

Orbital's air-assisted DI system offers the opportunity for OEMs to have a truly global DI solution

# Concise Financial Report Contents



# Corporate Governance Statement

FOR THE YEAR ENDED 30 JUNE 2002

This statement outlines the main Corporate Governance practices that were in place throughout the financial year, unless otherwise stated.

## BOARD OF DIRECTORS AND ITS COMMITTEES

The key role of the Board of Directors is to ensure that corporate management is continually and effectively striving for above-average performance, taking account of risk and protecting shareholders' interests. The Board of Directors is responsible for the overall Corporate Governance of the consolidated entity including guidance and approval of strategic direction and assisting management in the establishment and monitoring of goals. The Board has established a number of Committees to assist in the execution of its responsibilities and to provide a framework for the management of the consolidated entity including a system of internal controls and the establishment of appropriate ethical standards.

The agenda for meetings is prepared in conjunction with the Chairman and Chief Executive Officer. Standing items include the Chief Executive Officer's report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

### Composition of the Board

Details regarding the composition of the Board are set out in the Directors' report.

### Directors Dealing in Company Shares

The Company's policy with respect to Directors and Officers dealing in the Company's shares or options states that:

- Directors and Officers are prohibited from dealing in the Company's securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company's securities;
- Directors and Officers are prohibited from short term trading in the Company's securities;
- Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company's securities; and
- Directors and Officers are prohibited from undertaking transactions in the Company's securities during the period from one month prior to the proposed release of the Company's annual or half year result until two days after that release.

### Conflict of Interest

In accordance with the Corporations Act 2001 and the Company's constitution, Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the Director concerned must not be present at the meeting whilst the item is considered or vote on the matter. The Board has developed procedures to assist Directors to disclose potential conflicts of interest.

### Independent Professional Advice and Access to Company Information

Each Director has the right of access to all relevant company information and to the Company's executives and, subject to prior approval of the Chairman, may seek independent professional advice at the Company's expense.

### Remuneration Committee

The role of the Remuneration Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and Directors themselves. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. Remuneration levels are competitively set to attract and retain the most qualified and experienced Directors and senior executives. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

The Remuneration Committee meets as and when required. Current members are the non-executive Directors, Mr R W Kelly (Chairman), Mr J R Marshall, Mr J G Young and the Hon. A S Peacock, AC.

Total remuneration for all non-executive Directors last voted upon by shareholders at the 2001 Annual General Meeting is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks.

Further details of Directors' remuneration, superannuation and retirement payments are set out in the Directors' Report.

# Corporate Governance Statement

FOR THE YEAR ENDED 30 JUNE 2002

## Audit Committee

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies for inclusion in the financial report.

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr A J Castleman and Mr R S Forbes. The external auditors, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. Current members are Mr J G Young (Chairman), Mr R W Kelly, Mr J R Marshall and the Hon. A S Peacock, AC.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements, the Australian and United States Corporations Laws and Stock Exchange Listing Rules; and improving quality of the accounting function.

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board.

## Finance Committee

The Finance Committee reviews and makes recommendations to the Board on policies dealing with, and specific transactions of, material items or arrangements of a financial nature. All Directors are members of the Finance Committee.

The Finance Committee meets as and when required.

## INTERNAL CONTROL FRAMEWORK

The Board acknowledges that it is responsible for the overall internal control framework but recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

The consolidated entity has a policy and procedures to ensure that all price sensitive information is disclosed to the ASX in accordance with the continuous disclosure requirements of the Corporations Act 2001 and ASX Listing Rules. A comprehensive process is in place to identify matters that may have a material effect on the price of the Company's securities and to notify these matters to the Company Secretary. The Chief Executive Officer, Chief Financial Officer and Company Secretary are responsible for interpreting the Company's policy and, where necessary, informing the Board. The Company Secretary is responsible for all communications with the ASX.

## BUSINESS RISKS

The Board recognises that it is in a business with high-risk exposures which, when minimised, should assist greatly in achieving high returns for its shareholders. The Board works with management to undertake business risk assessments to identify and resolve key business risks.

## ETHICAL STANDARDS

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the consolidated entity. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment.

## SHAREHOLDERS

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the consolidated entity's state of affairs. Information is communicated to shareholders as follows:

- A concise report is distributed to all shareholders worldwide (unless a shareholder has specifically requested not to receive the document) and includes relevant information about the operation of the consolidated entity during the year, changes in the state of affairs of the consolidated entity and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;
- A full financial report is available free of charge to all shareholders on request;
- The half-yearly report contains summarised financial information and a review of the operations of the consolidated entity during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder who requests them; and
- Continuous disclosure of material information to the stock exchanges, media outlets and via the internet.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the consolidated entity's strategy and goals. Important issues are presented to the shareholders as single re solutions.

The shareholders are responsible for voting for the election of Directors.

# Directors' Report

FOR THE YEAR ENDED 30 JUNE 2002

The Directors present their report together with the concise financial report of Orbital Engine Corporation Limited (the Company or Orbital) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2002 and the auditors' report thereon.

## Directors

The Directors of the Company at any time during or since the end of the financial year are:

ROSS WILLIAM KELLY, B.E. (Hons) FAICD, AGE 64

Non-Executive Director. Mr Kelly joined the Board and was appointed Chairman in December 1995. Mr Kelly has had extensive experience consulting to many of Australia's larger businesses on both strategic and operational matters in his earlier career as Operations Director (Asia Pacific Zone) of PA Management Consultants. Mr Kelly is currently a director of a number of companies including Aurora Gold Limited and Clough Limited.

PETER CHAPMAN COOK, M.Pharm FRMIT,PhC, MPS, ARACI, AGE 54

Managing Director, appointed on 13 February 2002. Appointed as Chief Executive Officer from 1 January 2002. Mr Cook has extensive experience commercialising intellectual property together with marketing exposure in Europe, the United States and Asia Pacific. Prior to his appointment at Orbital, Mr Cook has held positions as Deputy Managing Director of Invetech Pty Ltd, President of Ansell's Protection Products Division and most recently as Chief Executive Officer of Fauldings Hospital Pharmaceuticals.

KIM CHRISTOPHER SCHLUNKE, B E ENG, AGE 49

Chief Executive Officer from July 1992 to December 2001. Joined the Board in 1986. Mr Schlunke was employed by Orbital for twenty-six years and prior to his appointment as Chief Executive was the Group's Executive Director of Engineering with responsibilities for technical and licensing activities. In 1988 he was awarded the Qantas Rolls Royce Award for Engineering Excellence for his significant contribution to the development of the OCP engine technology. Mr Schlunke resigned as a Director on 27 May 2002.

JOHN WILLIAM BEECH, B COMM, CPA, AGE 48

Executive Director. Joined the Board in 1992. Mr Beech has been an employee of Orbital since September 1987. Mr Beech was Company Secretary from 1989 to 1992 and Chief Financial Officer from 1989 to 1997. Since 1998, Mr Beech has held various executive positions both in Australia and USA, and now holds the position of Commercial Director for Orbital's Marine and Recreation division. Mr Beech resigned as a Director on 19 December 2001.

ALAN JAMES CASTLEMAN, B COMM, DIP EE, FIE (AUST), FAICD, AGE 61

Non-Executive Director. Joined the Board in 1992. Mr Castleman is Chairman of Australian Unity Limited, Western Metals Limited and the National Ageing Research Institute Inc. Mr Castleman's background has been in engineering, finance and management. Member of the Audit, Finance and Remuneration Committees until retirement. Mr Castleman retired as a Director on 27 May 2002.

ROBERT SLADE FORBES, AGE 65

Non-Executive Director. Joined the Board in 1984. Mr Forbes is a past Chairman of the Stock Exchange of Perth Ltd (1982 - 1984) and is an affiliate of the Australian Stock Exchange Ltd. He is a senior investment advisor with Hartley Poynton. Mr Forbes is also Deputy Chairman of Hartleys Ltd and a non-executive Director of Add Venture Capital Ltd, a venture capital company. Member of the Audit and Finance committees until retirement. Mr Forbes retired as a Director on 27 May 2002.

KENNETH NOEL JOHNSEN, DIP MECH ENG, DIP PROD ENG, FAICD, AGE 48

Executive Director. Joined the Board in 1986. Mr Johnsen has been employed by Orbital for over thirty years and has held a number of senior positions within Orbital, both in Australia and in the United States of America. Mr Johnsen is responsible for the Group's licensing affairs and market development strategies. Mr Johnsen resigned as a Director on 19 December 2001.

JOHN RICHARD MARSHALL, B MECHE, DIP MECHE, FIE (AUST), F.SAE.A, MSME, AGE 70

Non-Executive Director. Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall is Co-chair of the Expert Panel in Physical Sciences and Engineering for the AusIndustry Collaborative Research Centre Program; Chairman, Industry Advisory Board Euro-Australian Cooperation Centre; Finance Committee member of the Australian Conservation Foundation and Director of Emtech International Pty Ltd. Mr Marshall has extensive experience in the automotive industry and was Vice-President - Manufacturing of Ford Australia between 1983 and 1989.

THE HON ANDREW SHARP PEACOCK, AC, AGE 63

Non-Executive Director appointed 19 December 2001. The Hon. Andrew Peacock completed a three year term as Australian Ambassador to the USA in February 2000. Previously Mr Peacock held senior Ministerial positions in Australian Governments in the 1970's and 1980's, including the Foreign Affairs, Industrial Relations, Industry and Commerce and Environment portfolios. Mr Peacock is President, Boeing Australia, Chairman of the International Advisory Board of Trafalgar International Group S.A. and Trafalgar Capital Limited, London and Chairman of Madison Communications Group, Melbourne.

JOHN GRAHAME YOUNG, LLB, FAICD AGE 58

Non-Executive Director. Joined the Board in 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He is a director of Cape Bouvard Investments Pty Ltd.

# Directors' Report
FOR THE YEAR ENDED 30 JUNE 2002

### Directors' Meetings

The number of Directors' meetings (including meetings of the committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are as follows:

| Director | Directors' Meetings | | Audit Committee Meetings | | Finance Committee Meetings | | Remuneration Committee Meetings | |
|---|---|---|---|---|---|---|---|---|
| | No. of Meetings Attended * | No. of Meetings Held ** | No. of Meetings Attended * | No. of Meetings Held ** | No. of Meetings Attended * | No. of Meetings Held ** | No. of Meetings Attended * | No. of Meetings Held ** |
| R W Kelly | 7 | 7 | # | - | 1 | 1 | 3 | 3 |
| P C Cook | 3 | 3 | - | - | 1 | 1 | 2 | 2 |
| K C Schlunke | 6 | 6 | - | - | 1 | 1 | 1 | 1 |
| J W Beech | 4 | 4 | - | - | - | - | - | - |
| A J Castleman | 6 | 6 | 2 | 2 | 1 | 1 | 2 | 2 |
| R S Forbes | 6 | 6 | 2 | 2 | - | - | - | - |
| K N Johnsen | 4 | 4 | - | - | - | - | - | - |
| J R Marshall | 6 | 7 | # | - | 1 | 1 | - | - |
| J G Young | 7 | 7 | 3 | 3 | 1 | 1 | - | - |
| A S Peacock | 3 | 4 | - | - | - | - | - | - |

* includes meetings attended by teleconference ** number of meetings held during the time the directors held office during the year
# Attended the meeting held on 27 June 2002 by invitation.

### Principal Activities

The principal activity of the consolidated entity during the course of the financial year was to facilitate the ongoing commercialisation of the OCP technology.

There were no significant changes in the nature of the activities of the consolidated entity during the year.

### Consolidated Result

The consolidated loss after income tax for the year attributable to the members of Orbital was $26.776 million (2001: $26.837 million loss).

### Review of Operations

A comprehensive review of the operations of the consolidated entity is set out in pages 1 to 9 of this report.

### Environmental Regulation

Orbital holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by Orbital on an on-going basis. The Directors are not aware of any serious breaches during the period covered by this report.

### Dividends

No dividend has been paid or proposed in respect of the current financial year.

### State of Affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

### Events Subsequent to Balance Date

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

### Likely Developments

Information as to the likely developments in the operations of the consolidated entity is set out in other sections of this report. Further information as to the likely developments in the operations of the consolidated entity and the expected results of those operations in subsequent financial years has not been included in this report because to include such information would be likely to result in unreasonable prejudice to the consolidated entity.

### Rounding

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest thousand dollars unless otherwise indicated.

# Directors' Report

FOR THE YEAR ENDED 30 JUNE 2002

**Directors' and Senior Executives' Emoluments***

The remuneration committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to Board members and senior executives of the Company. The broad remuneration policy is to ensure that the remuneration package properly reflects the person's duties and responsibilities and that remuneration is consistent with current industry practice. Executive Directors and senior executives may receive bonuses based on the achievement of goals related to the performance of the consolidated entity. Executives may also be offered shares in the Company's Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period.

Details of the nature and amount of each major element of the emoluments of each Director of the Company and each of the five named officers of the Company and the consolidated entity receiving the highest emoluments are:

| | Total $ | Directors' Fees $ | Base Emolument $ | Bonuses (e) $ | Termination Payments $ | Other Benefits (f) $ | Super-annuation Contributions $ | Employee Share plan $ |
|---|---|---|---|---|---|---|---|---|
| **Directors** | | | | | | | | |
| P C Cook | 194,445 | - | 166,667 | - | - | - | 27,778 | - |
| R W Kelly | 67,500 | 62,500 | - | - | - | - | 5,000 | - |
| K C Schlunke (a) | 701,149 | - | 234,687 | - | 376,535 | 48,456 | 40,471 | 1,000 |
| J W Beech | 226,079 | - | 154,049 | - | - | 35,804 | 26,766 | 9,460 |
| K N Johnsen | 226,214 | - | 149,432 | - | - | 41,426 | 25,890 | 9,466 |
| A J Castleman | 40,000 | 37,037 | - | - | - | - | 2,963 | - |
| R S Forbes | 40,000 | 37,037 | - | - | - | - | 2,963 | - |
| J R Marshall | 35,000 | 35,000 | - | - | - | - | - | - |
| J G Young | 42,000 | 38,889 | - | - | - | - | 3,111 | - |
| A S Peacock | 20,416 | 18,904 | - | - | - | - | 1,512 | - |
| **Officers** | | | | | | | | |
| C M Norman (b) | 360,707 | - | 285,970 | 20,713 | - | 25,673 | 17,158 | 11,193 |
| D Cesari (c) | 305,867 | - | 207,948 | 23,763 | - | 42,869 | 25,079 | 6,208 |
| B A Fitzgerald (d) | 259,398 | - | 154,755 | - | - | 75,845 | 22,294 | 6,504 |
| R A Houston (d) | 259,007 | - | 154,346 | - | - | 72,111 | 25,032 | 7,518 |
| K A Halliwell | 199,927 | - | 163,449 | - | - | - | 28,148 | 8,330 |

(a) Accrued leave entitlements of $152,831, reported in previous years and therefore not included above, were paid to K C Schlunke on resignation. The Board of Directors determined to grant Mr Schlunke 100,000 ordinary fully paid shares in the Company under the terms of the Executive Long Term Share Plan. The market value of each share at the time of issue, 1 July 2002, was 30.9 cents.

(b) During the year this Officer was employed in the United States under local market conditions.

(c) During the year this Officer was located in the United States under expatriate conditions.

(d) During the year this Officer was located in the United Kingdom under expatriate conditions.

(e) Bonuses paid during the current year relate to the year ended 30 June 2001.

(f) Where applicable, other benefits include expatriate and living away from home allowances, non-cash benefits such as housing and ancillary costs associated with the relocation of the Director/Officer and his family, the provision of motor vehicles and leave entitlements.

* Directors' and executives' income does not include premiums paid by the Company or related bodies corporate in respect of directors' and officers' insurance contracts as the insurance policies do not specify premiums paid in respect of individual Directors. Further details are set out below.

During the financial year the Company granted or offered ordinary shares to the following Directors and the five most highly remunerated officers as part of their remuneration:

| | Shares as per Employee Share Plan No. 1 | | | Shares as per Salary Sacrifice (Employee Share Plan No. 2) | | | Executive Long Term Share Plan |
|---|---|---|---|---|---|---|---|
| | Number of shares issued | Share Price | Value $ | Number of shares issued | Share Price | Value $ | Number of Shares Offered |
| **Directors** | | | | | | | |
| K C Schlunke | 1,759 | $0.57 | $1,000 | - | - | - | 100,000 |
| J W Beech | 1,759 | $0.57 | $1,000 | 16,328 | $0.52 | $8,460 | 70,000 |
| K N Johnsen | 1,759 | $0.57 | $1,000 | 16,340 | $0.52 | $8,466 | 70,000 |
| **Officers** | | | | | | | |
| C M Norman | 1,759 | $0.57 | $1,000 | 25,632 | $0.40 | $10,193 | 45,000 |
| D Cesari | 1,759 | $0.57 | $1,000 | 10,052 | $0.52 | $5,208 | 25,000 |
| B A Fitzgerald | 1,759 | $0.57 | $1,000 | 13,839 | $0.40 | $5,504 | 45,000 |
| R A Houston | 1,759 | $0.57 | $1,000 | 12,582 | $0.52 | $6,518 | 45,000 |
| K A Halliwell | 1,759 | $0.57 | $1,000 | 14,148 | $0.52 | $7,330 | 70,000 |

### Options and Warrants

The names of the persons who currently hold options are entered in the register of options kept by the Company pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

At the date of this report, the following options over unissued ordinary shares were outstanding under the previous employee share plan.

| Year | SERIES A | | | SERIES B | | | Total Outstanding |
|---|---|---|---|---|---|---|---|
| | Number Outstanding | Exercise Price $ | Expiration Date | Number Outstanding | Exercise Price $ | Expiration Date | |
| 1997 | 492,000 | 0.74 | 19 Sep 2002 | 1,270,300 | 0.82 | 19 Sep 2002 | 1,762,300 |
| 1998 | 512,500 | 0.59 | 25 Sep 2003 | 533,600 | 0.66 | 25 Sep 2003 | 1,046,100 |
| 1999 | 415,500 | 0.53 | 23 Sep 2004 | 251,050 | 0.59 | 23 Sep 2004 | 666,550 |
| 2000 | 908,000 | 1.61 | 28 Sep 2005 | 967,700 | 1.79 | 28 Sep 2005 | 1,875,700 |
| | 2,328,000 | | | 3,022,650 | | | 5,350,650 |

These options do not entitle the holder to participate in any share issue of any other corporation.

The market value of shares under these options at 30 June 2002 was $0.30 (30 June 2001: $0.73). No options were issued during the year.

During the year the Company adopted new employee share plans. Under the No. 1 Plan each eligible employee was offered fully paid ordinary shares to the value of $1,000, while under the No. 2 Plan differing numbers of shares, based on seniority and length of service, were offered to eligible employees.

During the year there were 350,041 shares issued under the No. 1 Plan and 187,566 shares issued under the No. 2 Plan to non executive employees at a market value of $0.57. During the year, executives agreed to take 10% of their remuneration by way of shares rather than cash, resulting in 151,480 shares issued under the No. 2 Plan at prevailing market rates. The Company also adopted an Executive Long Term Share Plan during the year. Under the Plan, senior executives of the Company participate in a performance related offer of shares. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers, over a 3 year period, apply to determine the number of shares (if any) to be granted to executives. During the year, a total of 560,000 shares were offered to 12 executives. No shares were issued under the Executive Long Term Plan during the year.

During the year ended 30 June 2000 the Company issued 375,000 warrants for Orbital's American Depositary Receipts (one American Depositary Receipt represents eight fully paid ordinary shares) as part of the redemption of the convertible debenture issued in August 1998. These warrants may be exercised at any time before 15 January 2003 when they will expire. Of the total 375,000 warrants, one third are exerciseable at US$3.00, one third at US$3.50 and the remainder at US$4.00.

### Directors' Interests

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors' Shareholdings as at the date of this report is:

| Director | Ordinary Shares | Options Over Ordinary Shares |
|---|---|---|
| P C Cook | 20,000 | - |
| R W Kelly | 60,045 | - |
| J R Marshall | 25,214 | - |
| A S Peacock | 207,804 | - |
| J G Young | 69,903 | - |
| | 382,966 | - |

### Indemnification and Insurance of Officers

To the extent permitted by law, the Company indemnifies every officer of the Company against any liability incurred by that person:

- in his or her capacity as an officer of the Company; and
- to a person other than the Company or a related body corporate of the Company

unless the liability arises out of conduct on the part of the officer which involves a lack of good faith.

During the year the Company paid a premium in respect of a contract insuring all Directors, Officers and employees of the Company (and/or any subsidiary companies of which it holds greater than 50% of the voting shares) against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract as such disclosure is prohibited under the terms of the contract.

Signed in accordance with a resolution of the Directors:

R W KELLY (Chairman) P C COOK (Chief Executive Officer)
Dated at Perth, Western Australia this 29th day of August, 2002

# Financial Statements Discussion and Analysis
FOR THE YEAR ENDED 30 JUNE 2002

### Statement of Financial Performance

Revenue is down by 15.7% compared to last financial year.

The Marine and Recreation sector was affected by a slowing global economy, particularly in North America, with system sales down by 6% and royalties by 28%.

Engineering revenue was down by 40% to $8.8 million. A reduction of $3.7 million in the motorcycle sector arose due to Synerject's decision to bring engineering skills in-house as this business matures. In previous years, Synerject, our joint venture with Siemens-VDO, relied upon Orbital to provide engineering support for product development and introduction. Engineering revenue in the automotive sector was subdued due to lack of customer confidence to progress projects, however, the Marine and Recreation sector benefitted from increased engineering revenue as new product was developed and launched.

Licence income increased as Orbital reached critical milestones in motorcycle product launches. Licence income includes revenue from the first automotive Tier 1 supplier licensed to manufacture Orbital product.

Cost of system sales declined in line with sales, with continuing improvements in gross margin on system sales.

Employee expenses were down by 12.5% to $18.4 million notwithstanding the inclusion of $3.8 million of redundancy costs in 2002 (2001: $1.9 million). Other expenses from ordinary activities were down by 18.3% to $16.1 million after inclusion of further restructuring costs totalling $1.6 million (2001: $0.7 million).

In 2002 Orbital provided in full ($6.4 million) for its investment in Texmaco, an Indonesian licensee. Texmaco has been adversely affected by economic and political trends in Indonesia and Orbital considered it prudent to make full provision for its investment in this company.

Orbital's share of net loss in business undertakings (Synerject) reduced from $12.8 million in 2001 to $3.1 million this financial year. This is a result of major operational and structural changes implemented during the last 12 months, including price increases and cost reductions. Synerject also benefitted from increased volumes as Piaggio and Peugeot Motocycles released product in the motorcycle sector.

### Statement of Financial Position

As a result of the net loss of $26.8 million incurred by Orbital, net liabilities at 30 June 2002 were $12.7 million compared to net assets of $14.1 million at 30 June 2001. Included in non-current liabilities is a loan of $19.0 million from the Government of Western Australia which is interest free and repayable in May 2014, or earlier in certain circumstances as discussed in Note 1.1.

Total assets have decreased from $111.8 million to $45.0 million. The major contributors to this decrease are a reduction in cash of $18.9 million (see below), provision for the investment in Texmaco and settlement of research and development syndication put obligations of $36.2 million. A restricted security deposit of $36.2 million was used as consideration to extinguish the put obligations. Non-current assets and liabilities were reduced by $36.2 million, however there was no profit or loss on settlement of this transaction.

### Statement of Cash Flows

Cash at 30 June 2002 is $13.8 million.

Net cash used in operations increased to $13.6 million from $12.3 million. This includes settlement of employee entitlements of $2.0 million resulting from staff reductions during the year.

Net cash used in operating activities reduced to $3.9 million from $14.3 million, principally due to reduced investment required by Synerject resulting from the improvements noted above.

Net cash used in financing activities of $0.4 million represents repayment of finance leases. In 2001 financing activities provided $5.2 million proceeds from the issue of shares.

# Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE 2002

| | NOTE | CONSOLIDATED 2002 $000's | 2001 $000's |
|---|---|---|---|
| System sales | | 35,748 | 37,939 |
| Engineering services income | | 8,765 | 14,736 |
| Royalty income | | 2,693 | 3,537 |
| Licence income | | 3,758 | 1,398 |
| Other revenues from ordinary activities | | 996 | 4,041 |
| **Total revenue** | | 51,960 | 61,651 |
| Cost of system sales | | (33,227) | (35,352) |
| Licence costs | | (477) | - |
| Gross margin and other revenues | | 18,256 | 26,299 |
| Employee expenses | 2.1 | (18,450) | (21,067) |
| Borrowing costs | | (72) | (69) |
| Provision for writedown in the carrying value of investment | | (6,446) | - |
| Other expenses from ordinary activities | 2.2 | (16,095) | (19,697) |
| Total overhead expenses from ordinary activities | | (41,063) | (40,833) |
| Share of net loss in business undertaking | | (3,068) | (12,834) |
| **Loss from ordinary activities before related income tax** | | (25,875) | (27,368) |
| Income tax (expense)/benefit relating to ordinary activities | | (901) | 807 |
| **Net loss after related income tax** | | (26,776) | (26,561) |
| Net profits attributable to outside equity interests | | - | (276) |
| **Total changes in equity from non-owner related transactions attributable to members of the parent entity** | 4 | (26,776) | (26,837) |
| Basic earnings/(loss) per share (in cents) | | (7.5) | (7.6) |
| Diluted earnings/(loss) per share (in cents) | | (7.5) | (7.6) |

This statement of financial performance is to be read in conjunction with the discussion and analysis on page 16 and the notes to the financial statements set out on pages 20 to 24.

# Statement of Financial Position

AS AT 30 JUNE 2002

| | NOTE | CONSOLIDATED 2002 $000's | 2001 $000's |
|---|---|---|---|
| **Current Assets** | | | |
| Cash | | 13,764 | 32,735 |
| Receivables | | 6,904 | 10,647 |
| Inventories | | 555 | 801 |
| Other | | 971 | 2,426 |
| **Total Current Assets** | | 22,194 | 46,609 |
| **Non-Current Assets** | | | |
| Receivables | | 10,222 | 3,508 |
| Other financial assets | | - | 6,446 |
| Property, plant & equipment | | 12,626 | 15,534 |
| Deferred tax assets | | - | 2,627 |
| Research and development syndication assets | | - | 36,158 |
| Other | | - | 907 |
| **Total Non-Current Assets** | | 22,848 | 65,180 |
| **Total Assets** | | 45,042 | 111,789 |
| **Current Liabilities** | | | |
| Accounts payable | | 5,652 | 8,505 |
| Interest-bearing liabilities | | 236 | 384 |
| Current tax liabilities | | 52 | 390 |
| Provisions | | 5,060 | 2,254 |
| Other | | 2,268 | 3,978 |
| **Total Current Liabilities** | | 13,268 | 15,511 |
| **Non-Current Liabilities** | | | |
| Interest-bearing liabilities | | 357 | 541 |
| Non interest-bearing liabilities | | 19,000 | 19,000 |
| Deferred tax liabilities | | - | 2,375 |
| Provisions | | 3,527 | 3,445 |
| Research and development syndication liabilities | | - | 36,158 |
| Liability for share of net asset deficiency in related business undertaking | | 21,595 | 20,393 |
| Other | | - | 295 |
| **Total Non-Current Liabilities** | | 44,479 | 82,207 |
| **Total Liabilities** | | 57,747 | 97,718 |
| **Net Assets / (Liabilities)** | | (12,705) | 14,071 |
| **Equity** | | | |
| Contributed equity | | 210,840 | 210,840 |
| Accumulated losses | | (223,545) | (196,769) |
| **Total Equity/(Deficiency)** | 4 | (12,705) | 14,071 |

This statement of financial position is to be read in conjunction with the discussion and analysis on page 16 and the notes to the financial statements set out on pages 20 to 24.

# Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE 2002

| | CONSOLIDATED 2002 $000's | 2001 $000's |
|---|---|---|
| **Cash Flows Provided by / (Used in) Operating Activities** | | |
| Cash receipts in the course of operations | 52,849 | 60,290 |
| Cash payments in the course of operations | (65,661) | (72,028) |
| Income taxes paid | (794) | (603) |
| **Net cash used in operating activities** | (13,606) | (12,341) |
| **Cash Flows Provided by / (Used in) Investing Activities** | | |
| Interest received | 752 | 2,338 |
| Proceeds from sale of property, plant & equipment | 138 | 939 |
| Payments for property, plant & equipment | (503) | (573) |
| Payments for minority interests | - | (700) |
| (Payments)/receipts for investments in controlled entities (net of cash acquired) | 347 | 141 |
| Payments for investment in business undertaking | - | (8,324) |
| Loans to business undertaking | (4,645) | (8,171) |
| **Net cash used in investing activities** | (3,911) | (14,350) |
| **Cash Flows Provided by / (Used in) Financing Activities** | | |
| Proceeds from issue of shares | - | 5,161 |
| Finance lease payments | (404) | (433) |
| **Net cash provided by/(used in) financing activities** | (404) | 4,728 |
| **Net decrease in cash held** | (17,921) | (21,963) |
| Cash at the beginning of the financial year | 32,735 | 52,855 |
| Effects of exchange rate fluctuations on the balances of cash held in foreign currencies | (1,050) | 1,843 |
| **Cash at the end of the financial year** | 13,764 | 32,735 |

This statement of cash flows is to be read in conjunction with the discussion and analysis on page 16 and the notes to the financial statements set out on pages 20 to 24.

# Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2002

## STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

### 1.1 Basis of Preparation

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It has been prepared on the basis of historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as detailed in Note 1.2, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

*Basis of Going Concern*

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. The consolidated entity incurred a loss of $26.776 million during the year ended 30 June 2002 and as at 30 June 2002 the carrying value of the consolidated entity's liabilities exceeded the carrying value of assets by $12.705 million.

The directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons:

(i) At 30 June 2002 the consolidated entity had cash of $13.764 million.

(ii) Significant reorganisation of the business structure has taken place during the year. Staff numbers have been reduced by approximately 60 people during the last 12 months. This has resulted in a cash cost of $1.925 million during the financial year and will result in significant savings in future years. The Directors believe that there is sufficient cash to meet all anticipated company requirements for the forthcoming financial year.

(iii) The consolidated entity's OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The Directors believe the OCP Technology has significant value.

(iv) Included in non-current liabilities at 30 June 2002 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. No interest accrues on this facility until such time as the loan becomes repayable.

(v) Orbital has a 50% interest in Synerject LLC. Synerject LLC has borrowings from Siemens Capital Corporation which have been guaranteed by Orbital. The loan, which is due for repayment at 30th September 2002, is currently being renegotiated and the Directors believe that the refinancing of this loan will be successful.

### 1.2 Changes in Accounting Policy and Restatement of Comparative Information

(a) *Earnings per share*

The consolidated entity has applied AASB 1027 Earnings Per Share (issued June 2001) for the first time from 1 July 2001.

Basic and diluted earnings per share ("EPS") for the comparative period ended 30 June 2001 have been adjusted so that the basis of calculation used is consistent with that of the current period.

*Basic earnings per share*

Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

*Diluted earnings per share*

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with the dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares now includes the weighted average number of shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares.

The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

(b) *Segment reporting*

The consolidated entity has applied the revised AASB 1005 Segment Reporting (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are: marine and recreation, motorcycles, automotive and engineering.

Comparative information has been restated for the changes in definitions of segment revenues and results.

# Notes to the Financial Statements
FOR THE YEAR ENDED 30 JUNE 2002

| | | CONSOLIDATED | |
|---|---|---|---|
| | | 2002 $000's | 2001 $000's |
| **2.** | **LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE** | | |
| | Loss from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items: | | |
| 2.1 | Employee expenses | | |
| | Salaries, wages, superannuation and other employee payments | 15,551 | 19,613 |
| | Redundancy | 3,778 | 1,872 |
| | Net expense from movements in employee provisions | (879) | (418) |
| | | 18,450 | 21,067 |
| 2.2 | Other expenses from ordinary activities | 16,095 | 19,697 |
| | Other expenses include the following individually significant and disclosable expenses: | | |
| | Depreciation and amortisation | | |
| | - Buildings | 81 | 81 |
| | - Leasehold improvements | 218 | 264 |
| | - Plant and equipment | 2,220 | 2,422 |
| | - Finance leased assets | 233 | 271 |
| | | 2,752 | 3,038 |
| | Leasehold improvements written-off | 490 | - |
| | Amounts set aside to provisions for write-down in carrying value of plant and equipment | - | 700 |
| | Amounts set aside to provisions for bad and doubtful debts | 303 | (11) |
| | Goodwill written off | - | 379 |
| | Net expense from movements in warranty provisions | 296 | 646 |
| | Net expense from movements in surplus lease space provision | 1,150 | - |
| | Net foreign exchange losses / (gains) | (1,393) | 1,903 |
| | Operating lease payments - premises | 408 | 419 |
| | Operating lease payments - plant and equipment | 550 | 801 |
| | Prepaid marketing expenses - amortised | 2,319 | 2,319 |
| | Patent application, renewal and enforcement costs | 1,221 | 1,635 |

## 3. SEGMENT REPORTING

### 3.1 Business Segments

The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets. Revenue is derived predominantly from the sale of fuel systems, the sale of the right to intellectual property to the OCP technology and the provision of engineering services.

| | Marine & Recreation 2002 $000's | Marine & Recreation 2001 $000's | Motorcycles 2002 $000's | Motorcycles 2001 $000's | Automotive 2002 $000's | Automotive 2001 $000's | Engineering 2002 $000's | Engineering 2001 $000's | Eliminations 2002 $000's | Eliminations 2001 $000's | Consolidated 2002 $000's | Consolidated 2001 $000's |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| External segment revenue | 40,769 | 43,043 | 4,741 | 7,616 | 4,732 | 5,538 | 867 | 2,165 | - | - | 51,109 | 58,362 |
| Inter-segment revenue | - | - | - | - | - | - | 8,532 | 14,722 | (8,532) | (14,722) | - | - |
| **Segment Revenue** | 40,769 | 43,043 | 4,741 | 7,616 | 4,732 | 5,538 | 9,399 | 16,887 | (8,532) | (14,722) | 51,109 | 58,362 |
| Unallocated corporate revenues | | | | | | | | | | | 851 | 3,289 |
| **Total Revenue** | | | | | | | | | | | 51,960 | 61,651 |
| **Segment Result** | 2,924 | 3,708 | (1,551) | (1,811) | (3,475) | (4,983) | (5,693) | (5,185) | - | - | (7,795) | (8,271) |
| Unallocated corporate loss | | | | | | | | | | | (3,148) | (3,691) |
| Provision for diminution in carrying value of investment | | | | | | | | | | | (6,446) | - |
| Restructuring costs | | | | | | | | | | | (5,418) | (2,572) |
| Share of losses in related business undertaking | | | | | | | | | | | (3,068) | (12,834) |
| **Net Loss before related income tax** | | | | | | | | | | | (25,875) | (27,368) |
| Income tax (expense) / benefit | | | | | | | | | | | (901) | 807 |
| Net profits attributable to outside equity interests | | | | | | | | | | | - | (276) |
| **Profit after tax attributable to members** | | | | | | | | | | | (26,776) | (26,837) |
| Depreciation and amortisation | 485 | 180 | - | - | 12 | 11 | 2,255 | 2,847 | - | - | 2,752 | 3,038 |
| Prepaid marketing expenses - amortised | - | - | 2,319 | 2,319 | - | - | - | - | - | - | 2,319 | 2,319 |
| Other non-cash expenses | 296 | 646 | 267 | - | 8 | - | 28 | (11) | - | 379 | 599 | 1,014 |
| **Segment non-cash expenses** | 781 | 826 | 2,586 | 2,319 | 20 | 11 | 2,283 | 2,836 | - | 379 | 5,670 | 6,371 |
| Provision for diminution in carrying value of investments | | | | | | | | | | | 6,446 | - |
| Restructuring costs | | | | | | | | | | | 1,640 | 700 |
| Foreign exchange translation loss / (gain) | | | | | | | | | | | (1,393) | 334 |
| **Non-cash expenses** | | | | | | | | | | | 12,363 | 7,405 |

## 3. SEGMENT REPORTING (CONTINUED)

### 3.1 Business Segments (continued)

| | Marine & Recreation 2002 $000's | Marine & Recreation 2001 $000's | Motorcycles 2002 $000's | Motorcycles 2001 $000's | Automotive 2002 $000's | Automotive 2001 $000's | Engineering 2002 $000's | Engineering 2001 $000's | Eliminations 2002 $000's | Eliminations 2001 $000's | Consolidated 2002 $000's | Consolidated 2001 $000's |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Segment Assets** | 5,502 | 3,437 | 985 | 4,779 | 885 | 2,413 | 13,001 | 17,450 | 683 | 167 | 21,056 | 28,246 |
| *Unallocated assets* | | | | | | | | | | | | |
| Cash | | | | | | | | | | | 13,764 | 32,735 |
| Receivables from/loans to related business undertaking | | | | | | | | | | | 10,222 | 5,577 |
| Investment in Texmaco | | | | | | | | | | | - | 6,446 |
| Security deposits | | | | | | | | | | | - | 36,158 |
| Future income tax benefit | | | | | | | | | | | - | 2,627 |
| **Consolidated Total Assets** | | | | | | | | | | | 45,042 | 111,789 |
| **Segment Liabilities** | 2,956 | 4,679 | 450 | 412 | 242 | 239 | 4,821 | 6,359 | 1,499 | 1,715 | 9,968 | 13,404 |
| *Unallocated liabilities* | | | | | | | | | | | | |
| Income tax liabilities | | | | | | | | | | | 52 | 2,765 |
| Borrowings | | | | | | | | | | | 19,593 | 19,925 |
| Unearned income and other provisions | | | | | | | | | | | 6,539 | 5,073 |
| Future put obligations | | | | | | | | | | | - | 36,158 |
| Liability for share of net asset deficiency in related business undertaking | | | | | | | | | | | 21,595 | 20,393 |
| **Consolidated Total Liabilities** | | | | | | | | | | | 57,747 | 97,718 |
| **Consolidated Net Assets / (Liabilities)** | | | | | | | | | | | (12,705) | 14,071 |

### 3.2 Geographical Segments

| | North America 2002 $000's | North America 2001 $000's | Europe 2002 $000's | Europe 2001 $000's | Asia 2002 $000's | Asia 2001 $000's | Australia 2002 $000's | Australia 2001 $000's | Consolidated 2002 $000's | Consolidated 2001 $000's |
|---|---|---|---|---|---|---|---|---|---|---|
| External segment revenue by location of customer | 41,675 | 44,977 | 5,345 | 7,883 | 2,858 | 3,206 | 1,231 | 2,296 | 51,109 | 58,362 |
| Segment assets by location of assets | 5,287 | 4,813 | 386 | 1,985 | 1,271 | 3,479 | 14,112 | 17,969 | 21,056 | 28,246 |
| Acquisitions of non current assets | 9 | 60 | - | 39 | - | - | 494 | 1,034 | 503 | 1,133 |

| | CONSOLIDATED | |
|---|---|---|
| | 2002 | 2001 |
| | $000's | $000's |
| **4. TOTAL EQUITY RECONCILIATION** | | |
| **Total equity at the beginning of the year** | 14,071 | 35,747 |
| - Nil (2001: 4,521,699) shares issued pursuant to the exercise of employee options | - | 5,087 |
| - Nil (2001: 48,602) shares issued pursuant to shareholders share purchase plan | - | 74 |
| Total changes in parent entity interest in equity recognised in the statement of financial performance | (26,776) | (26,837) |
| **Total equity at the end of the year** | (12,705) | 14,071 |

## 5. CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

5.1 Siemens Capital Corporation and Synerject LLC. entered into an agreement in June 1997 to provide loan funds for use as working capital for Synerject LLC. As part of this arrangement Orbital Engine Corporation Limited (which holds a 50% interest in Synerject LLC.) entered into an agreement with Siemens Capital Corporation whereby Orbital has guaranteed 50% of the obligations of Synerject LLC arising under the loan agreement. The Directors understand that satisfactory arrangements will be agreed between the parties in relation to Synerject's loan agreement with Siemens which is currently being renegotiated with effect from 30th September 2002. At 30 June 2002, this obligation amounted to $20.361 million (US$11.459 million) [2001: $23.801 million (US$12.138 million)].

5.2 The Company has provided A$21.595 million (30 June 2001: A$20.393 million) in the financial statements with respect to its 50% share in the net asset deficiency of Synerject LLC which includes Synerject LLC's obligations to Siemens Capital Corporation, above.

5.3 There are no contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

## Directors' Declaration for the Year Ended 30 June 2002

In the opinion of the Directors of Orbital Engine Corporation Limited, the accompanying concise financial report of the consolidated entity, comprising Orbital Engine Corporation Limited and its controlled entities for the year ended 30 June 2002, set out on pages 16 to 24:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 *Concise Financial Reports.*

Signed in accordance with a resolution of Directors:

R W KELLY (Chairman) P C COOK (Chief Executive Officer)
Dated at Perth, Western Australia this 29th day of August, 2002

## Independent Audit Report on the Concise Financial Report to the Members of Orbital Engine Corporation Limited

*Scope*

We have audited the concise financial report of Orbital Engine Corporation Limited and its controlled entities for the financial year ended 30 June 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows set out on pages 16 to 24, in order to express an opinion on it to the members of the Company. The Company's Directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Orbital Engine Corporation Limited and its controlled entities for the year ended 30 June 2002. *Our audit report on the full financial report was signed on* 30 August 2002, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, *in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard* AASB 1039 *Concise Financial Reports* issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

*Audit opinion*

*In our opinion, the concise financial report of* Orbital Engine Corporation Limited *and its controlled entities for the year ended* 30 June 2002 complies with Accounting Standard AASB 1039 *Concise Financial Reports* issued in Australia.

KPMG

B C FULLARTON
Partner

Perth

30 August 2002

# Supplementary Financial Information in Accordance with United States GAAP

FOR THE YEAR ENDED 30 JUNE 2002

| | | NOTE | 2002 A$000's | 2001 A$000's | 2000 A$000's |
|---|---|---|---|---|---|
| 1. | RECONCILIATION OF ACCOUNTS TO US GAAP | | | | |
| 1.1 | Profit and Loss Account | | | | |
| | Net loss reported under AUS GAAP | | (26,776) | (26,837) | (9,929) |
| | Net tax effects of the US GAAP adjustments | | (858) | (1,058) | (1,057) |
| | Stock option compensation | 3 (a) | (378) | (584) | (3,826) |
| | Licence and marketing agreements | 3 (c) | 2,319 | 2,319 | (5,121) |
| | Net loss according to US GAAP | | (25,693) | (26,160) | (19,933) |
| | Loss per ordinary share - US GAAP (A cents) | (a) | | | |
| | - Basic | | (7.24) | (7.40) | (6.14) |
| | - Diluted | | (7.24) | (7.40) | (6.14) |
| | Loss per American Depository Share (ADS) - US GAAP (A cents) | (a) | | | |
| | - Basic | | (57.89) | (59.16) | (49.12) |
| | - Diluted | | (57.89) | (59.16) | (49.12) |
| | Number of ordinary shares in calculation (000's) | | | | |
| | - Basic | | 355,078 | 353,720 | 324,686 |
| | - Diluted | | 355,078 | 353,720 | 324,686 |

(a) The options exercisable under the Company's Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive. This arises as a result of a net loss under US GAAP. If such options had been included in the calculation, the number of diluted ordinary shares in 2002 would have been 359,775,889.

| | | NOTE | 2002 A$000's | 2001 A$000's | 2000 A$000's |
|---|---|---|---|---|---|
| 1.2 | Shareholders' equity/(deficit) | | | | |
| | Shareholders' equity reported per AUS GAAP financial statements | | (12,705) | 14,071 | 35,792 |
| | Tax effect of US GAAP adjustments | | - | 858 | 1,916 |
| | Investments | 3 (b) | - | (1,367) | - |
| | Licence and marketing agreements | 3 (c) | (484) | (2,802) | (5,121) |
| | Shareholders' equity/(deficit) according to US GAAP | | (13,189) | 10,760 | 32,587 |
| 1.3 | Consolidated Balance Sheets | | | | |
| | Total assets reported per AUS GAAP financial statements | | 45,042 | 111,789 | 198,720 |
| | Future income tax benefit written off/reclassified | | - | (2,627) | (2,368) |
| | Investments | 3 (b) | - | (1,367) | - |
| | Licence and marketing agreements | 3 (c) | (484) | (2,802) | (5,121) |
| | Total assets according to US GAAP | | 44,558 | 104,993 | 191,231 |

## Supplementary Financial Information in Accordance with United States GAAP

FOR THE YEAR ENDED 30 JUNE 2002

| | | 2002 A$000's | 2002* US$000's |
|---|---|---|---|
| 2. | **SUMMARY FINANCIAL DATA PREPARED IN ACCORDANCE WITH US GAAP** | | |
| 2.1 | Statement of Earnings Data | | |
| | Total revenue | 51,960 | 29,243 |
| | Net loss | 25,693 | 14,460 |
| 2.2 | Balance Sheet Data at Year End | | |
| | Current assets | 21,710 | 12,218 |
| | Total assets | 44,558 | 25,077 |
| | Current liabilities | 13,268 | 7,467 |
| | Total long-term debt | 19,357 | 10,894 |
| | Total shareholders' deficit | (13,189) | (7,423) |

* Balance Sheet and Profit and Loss items have been translated at Westpac Banking Corporation's published buy rate for telegraphic transfers which was US$0.5628 = A$1.00 on 30 June 2002. Such translations are provided for information purposes only.

### 3. SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial report of the Orbital Group has been prepared in accordance with AUS GAAP which differ in some respects from US GAAP. The significant differences between AUS GAAP and US GAAP affecting the statement of financial performance and contributed equity are summarised below:

(a) *Accounting for Stock Based Compensation*

Under AUS GAAP, the granting of share options to employees does not require the recognition of a compensation expense.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", a compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. The measurement date is the first date on which both the following are known: (i) the number of shares that an individual employee is entitled to receive; and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known.

(b) *Investments*

Under AUS GAAP, the Company's investment in PT Texmaco Perkasa Engineering Tbk is carried at the lower of cost and recoverable amount. Under US GAAP, this investment is considered an available-for-sale security under Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities", and is carried at fair value, with unrealised gains and losses excluded from earnings and reported in other comprehensive income. However, at 30 June 2002 there is no difference in accounting for this investment since the provision against the carrying value, recognised under AUS GAAP, is other than temporary.

(c) *Licence and Marketing Agreements*

A difference, totalling $2.319 million credit (2001: $2.319 million credit, 2000: $5.121 million debit) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable with reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and prepaid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. In the year ended 30 June 2002 the capitalised prepaid marketing expense has been amortised under AUS GAAP.

Under AUS GAAP, the Directors believe that these transactions should be reported to provide a true and fair reflection of Orbital's operations.

# Shareholding Details
FOR THE YEAR ENDED 30 JUNE 2002

### Class of Shares and Voting Rights

As at 23 August, 2002 there were 13,734 shareholders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in Article 10 of the Company's Constitution, subject to any rights or restrictions for the time being attached to any class or classes of shares, are:-

a) at meetings of members or class of members, each member entitled to vote may vote in person or by proxy or Representative; and

b) on a show of hands every person present who is a member has one vote, and on a poll every person present in person or by proxy or Representative has one vote for each ordinary share held.

At 23 August, 2002 there are 5,350,650 options over unissued shares granted to employees under the entity's Employee Share Plan. Refer to the Directors' Report for the terms and conditions related to these options.

### Substantial Shareholders and Holdings as at 23 August 2002

Nil

### Distribution of Share Holdings as at 23 August 2002

| | |
|---|---|
| 1 -1,000 | 4,627 |
| 1,001 - 5,000 | 5,428 |
| 5,001 - 10,000 | 1,698 |
| 10,001 - 100,000 | 1,807 |
| 100,001 and over | 174 |
| | 13,734 |

| | |
|---|---|
| Total shares on issue | 355,738,232 |
| Number of shareholders holding less than a marketable parcel | 6,548 |

### Top 20 Shareholders as at 23 August 2002

| NAME | NUMBER OF SHARES HELD | % OF SHARES |
|---|---|---|
| ANZ Nominees Limited* | 146,015,761 | 41.05 |
| National Nominees Limited* | 26,985,569 | 7.59 |
| Westpac Custodian Nominees Limited | 13,050,004 | 3.67 |
| Sandhurst Trustees Ltd | 8,071,839 | 2.27 |
| Saltbush Nominees Pty Ltd | 7,067,418 | 1.99 |
| Citicorp Nominees Pty Limited | 7,037,969 | 1.98 |
| Citicorp Nominees Pty Limited | 5,219,798 | 1.47 |
| Chase Manhattan Nominees Limited | 3,794,643 | 1.07 |
| HSBC Custody Nominees (Australia) Limited | 3,584,211 | 1.01 |
| Colonial Investment Services Limited | 3,462,438 | 0.97 |
| Pasco Nominees Pty Ltd | 3,315,039 | 0.93 |
| Leveq Nominees Pty Ltd | 3,000,000 | 0.84 |
| Saltbush Nominees Pty Ltd | 2,929,775 | 0.82 |
| Sandhurst Trustees Ltd | 2,697,632 | 0.76 |
| Margaret Street Nominees Pty Ltd | 1,418,784 | 0.40 |
| Commonwealth Custodial Services Limited | 1,390,091 | 0.39 |
| Nefco Nominees Pty Ltd | 1,078,976 | 0.30 |
| Mr Bruce James Hamilton Goetze | 1,007,610 | 0.28 |
| Rovno Pty Ltd | 1,001,500 | 0.28 |
| AMP Life Limited | 981,573 | 0.28 |

The twenty largest shareholders hold 68.35% of the ordinary shares of the Company.

* Denotes Bank of New York nominee company for United States American Depository Receipts. These nominee companies are the main representative bodies for Orbital's 16,000 (approx) US shareholders.

### On-market buy-back

There is no current on-market buy-back.

# Offices and Officers

REGISTERED OFFICE

1 Whipple Street
Balcatta, Western Australia, 6021
Telephone: 61 (08) 9441 2311
Facsimile: 61 (08) 9441 2111

PRINCIPAL OFFICES

Orbital Engine Company (Australia) Pty Ltd
1 Whipple Street
Balcatta, Western Australia, 6021
Telephone: 61 (08) 9441 2311
Facsimile: 61 (08) 9441 2345

Orbital Fluid Technologies Inc.
201 Enterprise Drive
Newport News, Virginia, 23603
United States of America
Telephone: 1 (757) 833 3400
Facsimile: 1 (757) 833 3410

Orbital Engine Company (UK) Ltd
Unit 4, Wellington Business Park
Dukes Ride, Crowthorne
Berkshire RG45 6LS
United Kingdom
Telephone: 44 (1344) 762 999
Facsimile: 44 (1344) 779 229

CONTACT DETAILS

Australia -
Telephone: 61 (08) 9441 2311
Facsimile: 61 (08) 9441 2111

United States -
Telephone: 1866 714 0668

INTERNET ADDRESS

http://www.orbeng.com
Email: info@orbeng.com

DIRECTORS

Ross William Kelly - Chairman
Peter Chapman Cook - Chief Executive Officer
John Richard Marshall
The Honourable Andrew Peacock, AC
John Grahame Young

COMPANY SECRETARIES

Keith Anthony Halliwell - Chief Financial Officer
John Bruce Abbott

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia, 6000
Telephone: 61 (08) 9323 2000
Facsimile: 61 (08) 9323 2033

ADR FACILITY

The Bank of New York
101 Barclay Street
New York, NY, 10286
United States of America
Telephone: 1 (212) 815 2218
Facsimile: 1 (212) 571 3050

STOCK EXCHANGE LISTINGS

Australian Stock Exchange Limited (Code "OEC")
New York Stock Exchange Inc. (Code "OE")
Berlin Stock Exchange (Code "ORE")
Frankfurt Stock Exchange (Code "OREA")

AUDITORS

KPMG
Level 31, Central Park
152-158 St Georges Terrace
Perth, Western Australia, 6000

# Other Information

Orbital Engine Corporation Limited, incorporated and domiciled in Australia, is a publicly listed company limited by shares.



*Marine and Recreation*
*Orbital's three production customers, Mercury Marine, Bombardier and Tohatsu, all expanded their product ranges in the 2002 financial year.*



*Motorcycle*
*Piaggio and Peugeot successfully released four new direct injected models equipped with Orbital Combustion Process technology.*



*Automotive*
*Orbital's air-assisted direct injection system offers the opportunity for manufacturers to have a truly global DI solution.*

ORBITAL
ENGINE CORPORATION LIMITED

ORBITAL ENGINE CORPORATION LIMITED

Orbital Engine Corporation Limited
A.B.N. 32 009 344 058
1 Whipple Street, Balcatta, 6021
Western Australia
Ph +61 8 9441 2311
Fax: +61 8 9441 2111
Website: www.orbeng.com

20 September 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

EXPIRY OF OPTIONS

We wish to advise that the following unlisted options, issued pursuant to the Company's Employee Option Plan, expired on 19 September 2002:

492,000 series A 1997 options with an exercise price of $0.74 per option;
1,270,300 series B 1997 options with an exercise price of $0.82 per option.

Yours faithfully

J B ABBOTT
Company Secretary

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ORBITAL ENGINE CORPORATION LIMITED

Date: 20 September 2002

By:

Name: John Abbott

Title Company Secretary